UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

              INTERNATIONAL NURSING SERVICES, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            460093404
                         (CUSIP Number)

                     Theodore Altman, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0812
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 18, 1996
     (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages
                 List of Exhibits is on Page 4

                          SCHEDULE 13D

CUSIP No. 460093404                            Page  of  Pages


1    NAME OF REPORTING PERSON
          Millenco L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) //
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               640,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               640,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          640,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.18%

14   TYPE OF REPORTING PERSON*
          BD

                              SCHEDULE 13D



Item 1.   Security and Issuer

               This Schedule 13D relates to the common stock, par value $.001 per share ("Shares"), of International Nursing Services, Inc., a Delaware corporation (the "Issuer" or "NURS"). The address of the principal executive offices of the Issuer is 360 South Garfield Street, Suite 640, Denver, Colorado 80209.


Item 2.   Identity and Background

               The person filing this statement is Millenco Limited Partnership ("Millenco"), a Delaware limited partnership. Millennium Management, LLC ("Millennium") is the general partner of Millenco. Israel Englander is the sole managing member of Millennium, and he is a citizen of the United States of America. The principal business address of Millenco is 111 Broadway, New York, New York, 10006.

               Millenco is primarily engaged in the business of being a securities broker-dealer.

               Neither Millenco, Millennium Management, nor Israel Englander have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

               The aggregate purchase price for securities which, upon conversion and exercise become Shares, as described herein in Item 5, was $200,000. The source of funding for the purchase of the Shares was Millenco's general working capital.


Item 4.   Purpose of Transaction

               The securities were acquired for investment purposes. There are no plans or proposals with regard to any of the matters referred to in Items 4(a)-4(j) of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

               (a) and (b) Based on the number of Shares outstanding as shown in the Issuer's 10-QSB for the quarter ending June 30, 1996, Millenco may be deemed to own beneficially 640,000 shares representing approximately 12.18% of the Issuer's outstanding Shares, assuming that the Conversion Price (as defined below) is $1.25. As set forth in subsection (c) hereof, this number may be subject to adjustment based on fluctuations in the market price of the Shares which may affect the Conversion Price. Millenco has the sole power to vote and direct the disposition of such securities.

               (c) Pursuant to a private placement (the "Placement"), on July 18, 1996, Millenco purchased from the Issuer 20 units ("Units") at $10,000 per unit. Each Unit consists of one share of 1996 Convertible Preferred Stock ("Preferred Stock") having a conversion value of $10,000 and warrants ("Warrants") to purchase 8,000 Shares at $2.50 per Share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997, on which a registration statement (the "Registration Statement") with respect to the Shares underlying the Preferred Stock and the Warrants which the Issuer has undertaken to file is not in effect. For a period of three years, the Preferred Stock will, at the option of the holder, be convertible into Shares at the lesser of $1.25 and 75% of the average closing sales price of the Shares as quoted on the Nasdaq during the last five trading days prior to conversion (the "Conversion Price"). In addition, Millenco was granted an option (the "Option") to purchase an additional number of Units equal to the number of Units purchased in the Placement at $10,000 per Unit. The expiration date of the Option is the earlier of December 31, 1997 or the 30th day after the effectiveness of the Registration Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

               The Placement, Exhibit 1.

Item 7.   Material to be Filed as Exhibits

               The Placement, Exhibit 1.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated August 19, 1996

Millenco, LP



______________________

Israel Englander
Managing Member of Millennium Management, L.L.C., General Partner